UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) _____ October 29, 2004 _____

_____ Alliant Energy Corporation _____
(Exact name of registrant as specified in its charter)

Wisconsin	1-9894	39-1380265
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4902 North Biltmore Lane, Madison, Wisconsin	53718
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code _____ (608) 458-3311 _____

_____

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On October 29, 2004, Alliant Energy Corporation issued a press release announcing its earnings for the third quarter ended September 30, 2004 and its earnings guidance for 2004. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein. Alliant Energy has included non-GAAP (non-accounting principles generally accepted in the United States of America) financial information in such press release to enable investors to better understand the core businesses of Alliant Energy.

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.

(b)   Not applicable.

(c)   <u>Exhibits</u>. The following exhibits are being furnished herewith:

(99.1)   Alliant Energy Corporation press release dated October 29, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT ENERGY CORPORATION

Date: October 29, 2004   By: /s/ John E. Kratchmer
                                           John E. Kratchmer
                                           Vice President-Controller and Chief
                                           Accounting Officer

ALLIANT ENERGY CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated October 29, 2004

Exhibit
Number

(99.1)   Alliant Energy Corporation press release dated October 29, 2004.

Exhibit 99.1


ALLIANT ENERGY.

Alliant Energy
4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
www.alliantenergy.com

News Release

FOR IMMEDIATE RELEASE

Media Contact: Karen Whitmer (608) 458-4839
Investor Relations: Becky Johnson (608) 458-3267

ALLIANT ENERGY ANNOUNCES THIRD QUARTER RESULTS FROM CONTINUING OPERATIONS

Domestic utility earnings strong despite extremely mild summer weather
Year-to-date earnings per share from continuing operations up 22% over prior year
Company also narrows range for 2004 earnings guidance for earnings from continuing operations

MADISON, Wis. – Oct. 29, 2004 – Alliant Energy Corp. (NYSE: LNT) today reported income and earnings per share (EPS) from continuing operations for the third quarter of 2004 of $87.4 million and $0.76, respectively, compared to $84.6 million and $0.77 for the same period in 2003. Alliant Energy's net income and EPS for the third quarter of 2004 were $81.8 million and $0.71, respectively, compared to $103.2 million and $0.94 for the same period in 2003.

Additional details regarding Alliant Energy's third quarter unaudited earnings are as follows (net income in millions; totals may not foot due to rounding):

	2004		2003	
Earnings (loss) from continuing operations:	Net Income	EPS *	Net Income	EPS *
Domestic utility	$91.1	$0.83	$83.9	$0.77
Non-regulated	(12.7)	(0.12)	(3.2)	(0.03)
Parent and other (primarily taxes, interest and A&G)	9.0	0.09	3.9	0.03
Dilutive effect of additional shares outstanding		(0.04)		
Total earnings from continuing operations	87.4	0.76	84.6	0.77
Earnings (loss) from discontinued operations **	(5.6)	(0.05)	18.6	0.17
Net income	$81.8	$0.71	$103.2	$0.94

* The 2004 and 2003 EPS amounts from continuing operations have been computed based on the average shares outstanding in 2003. Alliant Energy reports the dilutive impact of increased shares outstanding as a separate earnings variance item if it is material.
** Alliant Energy previously classified its oil and gas, affordable housing, Australian and SmartEnergy businesses as assets held for sale and discontinued operations (all but approximately 5% of the oil and gas business were sold as of September 30, 2004). Alliant Energy also classified its gas marketing and energy services businesses as assets held for sale and discontinued operations in the third quarter of 2004 and sold the gas marketing business during such quarter. Although Alliant Energy previously announced its plans to divest its energy management services business, Alliant Energy has not yet classified this business as assets held for sale and discontinued operations.

Alliant Energy experienced extremely mild weather conditions in its domestic utility service territories in the third quarter of 2004 and estimates this had a negative impact of $0.12-0.14 per share on earnings in the third quarter of 2004. In spite of this, Alliant Energy's earnings from its domestic utility business were higher in the third quarter of 2004 compared to the same period in 2003 due to the impact of rate increases, the company's comprehensive cost-cutting and operational efficiency efforts, weather-normalized sales growth and a lower effective income tax rate. The decline in Alliant Energy's non-regulated results from continuing operations was primarily due to lower results from its International and Integrated Services business units.

"We are very pleased that we were able to generate solid earnings in the third quarter from the foundation of our company, our domestic utility business, even under the stresses of extremely unusual weather conditions," said Erroll B. Davis, Jr., Alliant Energy's chairman and CEO. "Our employees did an exemplary job in answering the call to reduce costs, which helped to offset the negative impacts of the mild weather. While we were disappointed with the results from our non-regulated businesses, we continue to aggressively address the challenges we are facing within them."

Earnings From Continuing Operations

A summary of Alliant Energy's EPS from continuing operations for the third quarter is as follows (totals may not foot due to rounding):

	2004	**2003**	**Variance**
Domestic utility operations:			
Electric margins			$0.04
Operating expenses			(.02)
Other (primarily lower income taxes)			.04
Total domestic utility operations	**$0.83**	**$0.77**	.06
Non-regulated operations:			
International	(.06)	-	(.06)
Integrated Services	(.02)	-	(.02)
Non-regulated Generation	(.01)	(.03)	.02
Other Investments	.01	.01	-
Charges related to debt reductions	(.01)	-	(.01)
Other (taxes, interest and A&G)	(.03)	(.01)	(.02)
Total non-regulated operations	**(.12)**	**(.03)**	**(.09)**
Parent company and other (taxes, interest and A&G)	**.09**	**.03**	**.06**
Dilutive effect of additional shares outstanding	**(.04)**	**N/A**	**(.04)**
Earnings per share from continuing operations	**$0.76**	**$0.77**	**$(0.01)**

The higher electric utility margins resulted from the impact of various rate increases implemented in 2003 and 2004 and an approximate 2% increase in weather-normalized sales. This sales growth included an increase of 3% in industrial sales, reflecting improving economic conditions in Alliant Energy's domestic utility service territories. These items were partially offset by the impact of the extremely mild weather in the third quarter of 2004 and timing differences related to the rate recovery and payment of capacity payments at WP&L associated with the purchased power agreement for output from Calpine Corporation's Riverside plant that was placed in service earlier in 2004. Alliant Energy estimates the mild weather conditions had a negative impact of $0.12-0.14 per share on earnings from its domestic utility business in the third quarter of 2004. By comparison, the impact of weather on the third quarter of 2003 results was not significant. The higher operating expenses were driven by increases in depreciation and taxes other than income taxes. These cost increases were largely offset by lower operation and maintenance expenses resulting from the impact of Alliant Energy's comprehensive cost-cutting and operational efficiency efforts as well as lower other administrative and general expenses.

"I am pleased that our employees were able to identify and implement additional cost reductions and operational efficiencies while maintaining our excellence in customer service, reliability and safety," Davis said.

The decline of $0.06 per share in results from Alliant Energy's International business unit was primarily due to lower results of $0.04 per share from the company's China investments due largely to the impact of higher coal and related transportation costs. Results from Alliant Energy's Brazilian investments were down $0.01 per share in the third quarter of 2004 compared to the same period in 2003 (losses of $7 million and $5 million in 2004 and 2003, respectively, after allocated debt capital and overhead charges). The lower results were primarily due to higher bad debt, litigation-related and interest expenses. These items were largely offset by the impact of rate increases implemented at the Brazilian operating companies in 2003 and 2004.

The lower results from the Integrated Services business unit were largely due to higher operating expenses as well as lower earnings from Alliant Energy's environmental services business. The improved results from Alliant Energy's Non-regulated Generation business unit were primarily due to a charge recorded in the third quarter of 2003 related to a cancelled contract and lower interest expense. The lower non-regulated results were partially offset by lower interest expense of $4 million resulting from the company's continuing efforts to reduce debt at Alliant Energy Resources.

2004 Earnings Guidance

Alliant Energy has narrowed its 2004 earnings guidance for earnings from continuing operations to a range of $1.75-1.90 per share compared to the previous guidance of $1.75-2.00 per share. This includes guidance for Alliant Energy's domestic utility operations of $1.75-1.90 which remains unchanged from the previous guidance. The guidance includes an estimate of $0.05-0.08 per share of charges within Alliant Energy's non-regulated business related to debt repayment premiums the company anticipates paying as part of its continued debt reduction program. The guidance reflects Alliant Energy's assumption that the energy management services business the company intends to divest will be reported as discontinued operations in the fourth quarter of 2004. The guidance does not include any additional potential asset valuation charges that Alliant Energy may incur in 2004, the impact of certain non-cash mark-to-market adjustments, the impact of any cumulative effects of changes in accounting principles or the potential impact of any gain/loss from the sale of Alliant Energy's remaining interest in Whiting Petroleum Corporation. Finally, the guidance also assumes that no additional businesses will be classified as "held for sale" in 2004 other than the Integrated Services businesses (i.e., energy services and energy management services) the company is in the process of divesting.

Drivers for Alliant Energy's earnings from continuing operations estimates include, but are not limited to:

- Normal weather conditions in its domestic and international utility service territories
- Continuing economic development and sales growth in its utility service territories
- Continuing cost controls and operational efficiencies
- Ability of its domestic and international utility subsidiaries to recover their operating costs, and to earn a reasonable rate of return in current and future rate proceedings, as well as their ability to recover purchased power and fuel costs in a timely manner
- Results of its Brazil investments
- Improved results from its other non-regulated businesses
- Stable foreign exchange rates
- No material permanent declines in the fair market value of, or expected cash flows from, Alliant Energy's investments
- Other stable business conditions, including an improving economy
- The amount of premiums incurred in connection with Alliant Energy's planned debt reductions
- Ability of Alliant Energy to complete the divestiture of the remaining businesses within its Integrated Services business unit in a timely fashion

Earnings Conference Call

A conference call to review the third quarter earnings and other issues is scheduled for Friday, October 29 at 1:00 p.m. central time. Alliant Energy Chairman and Chief Executive Officer Erroll B. Davis, Jr., President and Chief Operating Officer William D. Harvey and Senior Executive Vice President and Chief Financial Officer Eliot G. Protsch will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 877-668-4404 (no pass code is needed) or by listening to a webcast at www.alliantenergy.com/investors. A replay of the call will be available through November 5, 2004, at 800-642-1687 (domestic) or 706-645-9291 (international). Callers should reference conference ID #242627. An archive of the webcast will be available on the company's Web site at www.alliantenergy.com/investors for at least twelve months.

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company (IP&L) and Wisconsin Power and Light Company (WP&L) – and of Alliant Energy Resources, Inc., the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider that serves more than three million customers worldwide.

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expects" or "estimates" or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are also forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Actual results could be affected by such factors as: the factors listed in the "2004 Earnings Guidance" section of this press release; economic and political conditions in the domestic and international service territories; federal, state and international regulatory or governmental actions, including the impact of potential energy-related legislation in Congress as well as the recently enacted federal tax legislation, including any potential tax charges incurred related to foreign repatriation of earnings, the ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, the earning of reasonable rates of return and the payment of expected levels of dividends; unanticipated construction and acquisition expenditures; unanticipated issues in connection with Alliant Energy's construction of new generating facilities; issues related to the supply of purchased electricity and price thereof, including the ability to recover purchased power and fuel costs through domestic and international rates; issues related to electric transmission, including recovery of costs incurred, and federal legislation and regulation affecting such transmission; risks related to the operations of Alliant Energy's nuclear facilities and unanticipated issues relating to the pending sale of Alliant Energy's interest in the Kewaunee nuclear facility; costs associated with Alliant Energy's environmental remediation efforts and with environmental compliance generally; developments that adversely impact Alliant Energy's ability to implement its strategic plan; Alliant Energy's ability to identify and successfully complete proposed acquisitions and development projects; Alliant Energy's ability to divest certain businesses in a timely fashion; access to technological developments; employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; continued access to the capital markets; ability to successfully complete ongoing tax audits and appeals with no material impact on Alliant Energy's earnings or cash flows; and inflation rates. These factors should be considered when evaluating the forward-looking statements and undue reliance should not be placed on such statements. Without limitation, the expectations with respect to projected earnings in the "2004 Earnings Guidance" section of this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

*Note: Unless otherwise noted, all "per share" references in this release refer to earnings per **diluted** share.*

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2004	2003	**2004**	2003
	(in thousands, except per share amounts)			
Operating revenues:				
Domestic utility:				
Electric	**$583,227**	$580,054	**$1,519,767**	$1,467,187
Gas	**54,190**	62,254	**382,007**	396,527
Other	**23,214**	28,744	**60,320**	74,916
Non-regulated	**70,041**	72,593	**213,041**	207,789
	730,672	743,645	**2,175,135**	2,146,419
Operating expenses:				
Domestic utility:				
Electric production fuel and purchased power	**195,143**	195,534	**565,476**	561,859
Cost of gas sold	**28,989**	39,874	**262,068**	277,943
Other operation and maintenance	**171,000**	183,233	**513,057**	533,925
Non-regulated operation and maintenance	**62,915**	61,497	**186,575**	177,617
Depreciation and amortization	**83,300**	78,066	**248,385**	230,864
Taxes other than income taxes	**24,081**	21,173	**76,051**	68,014
	565,428	579,377	**1,851,612**	1,850,222
Operating income	**165,244**	164,268	**323,523**	296,197
Interest expense and other:				
Interest expense	**46,048**	49,939	**133,325**	159,443
Loss on early extinguishment of debt	**2,300**	--	**7,692**	--
Equity income from unconsolidated investments	**(4,625)**	(4,899)	**(27,054)**	(9,851)
Allowance for funds used during construction	**(3,160)**	(5,881)	**(15,977)**	(14,314)
Preferred dividend requirements of subsidiaries	**4,679**	4,087	**14,035**	12,213
Interest income and other	**(1,863)**	(5,165)	**(4,517)**	(14,761)
	43,379	38,081	**107,504**	132,730
Income from continuing operations before income taxes	**121,865**	126,187	**216,019**	163,467
Income taxes	**34,421**	41,611	**63,502**	54,470
Income from continuing operations	**87,444**	84,576	**152,517**	108,997
Income (loss) from discontinued operations, net of tax	**(5,652)**	18,656	**(49,741)**	31,894
Income before cumulative effect of changes in accounting principles	**81,792**	103,232	**102,776**	140,891
Cumulative effect of changes in accounting principles, net of tax	**--**	--	**--**	(5,983)
Net income	**$81,792**	$103,232	**$102,776**	$134,908
Average number of common shares outstanding (basic)	**114,246**	109,221	**112,493**	98,214
Earnings per average common share (basic):				
Income from continuing operations	**$0.77**	$0.78	**$1.35**	$1.11
Income (loss) from discontinued operations	**(0.05)**	0.17	**(0.44)**	0.32
Cumulative effect of changes in accounting principles	**--**	--	**--**	(0.06)
Net income	**$0.72**	$0.95	**$0.91**	$1.37
Average number of common shares outstanding (diluted)	**114,703**	109,433	**112,921**	98,331
Earnings per average common share (diluted):				
Income from continuing operations	**$0.76**	$0.77	**$1.35**	$1.11
Income (loss) from discontinued operations	**(0.05)**	0.17	**(0.44)**	0.32
Cumulative effect of changes in accounting principles	**--**	--	**--**	(0.06)
Net income	**$0.71**	$0.94	**$0.91**	$1.37
Dividends declared per common share	**$0.25**	$0.25	**$0.75**	$0.75

KEY STATISTICS

	For the Twelve Months Ended September 30,	
	2004	2003
	(in thousands, except per share amounts)	
Operating revenues	**$2,897,358**	$2,807,683
Income from continuing operations	**$197,995**	$161,861
Net income	**$151,411**	$181,001
Average common shares (diluted)	**112,487**	96,741
Earnings per share (diluted)	**$1.35**	$1.87

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2004	2003	**2004**	2003
Domestic utility electric sales to retail customers *(thousands of MWh)*	**6,746**	6,950	**19,230**	19,233
Total domestic utility electric sales *(thousands of MWh)*	**7,966**	8,449	**23,226**	23,380
Utility gas sold and transported *(thousands of dekatherms)*	**13,932**	16,091	**69,681**	75,150

Book value per share at September 30, 2004	**$21.79**
Book value per share at September 30, 2003	$20.91